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                            August 30, 2022

       Michael Buckley
       Executive Vice President and Chief Financial Officer
       Robert Half International Inc.
       2884 Sand Hill Road, Suite 200
       Menlo Park, CA 94025

                                                        Re: Robert Half
International Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-10427

       Dear Mr. Buckley:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   1. We note your non-GAAP disclosures, specifically the reconciliation of the non-GAAP adjusted summary of
operations to the reported summary of operations for the years ended
                                                        December 31, 2021 and
2020. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a
non-GAAP measure it must present the most directly comparable
                                                        GAAP measure with equal
or greater prominence. You present a full income statement to reconcile your non-GAAP
measures. Please tell us your consideration of Question 102.10 of the Compliance and
Disclosure Interpretations on Non-GAAP Financial Measures and
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K. This comment also applies to your Form 10-Q and
                                                        Item 2.02 Form 8-K for
the fiscal quarter ended June 30, 2022.
   2. Your results of operations year-to-year comparison identifies key drivers for revenue growth in each of the
reportable segments without quantifying the impact of each. Please quantify the change for
each of the factors that you cite. Refer to Item 303(b) of
 Michael Buckley
Robert Half International Inc.
August 30, 2022
Page 2
         Regulation S-K.
Consolidated Statements of Cash Flows, page 30

3. Please tell us why you classify capitalized cloud computing implementation costs as operating cash flows referencing authoritative literature that supports the classification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael Buckley                               Sincerely,
Comapany NameRobert Half International Inc.
                                                                Division of
Corporation Finance
August 30, 2022 Page 2                                          Office of Trade
& Services
FirstName LastName